UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 000-29962

Kazia Therapeutics Limited.

(Exact Name of Registrant as Specified in Its Charter)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Press Release

On August 27, 2026, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics Reports 100% Clinical Benefit Rate in Initial Six Patients Treated for Advanced Triple-Negative Breast Cancer”. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Investor Presentation

The Company is furnishing with this Report on Form 6-K its confidential investor presentation, dated August 27, 2026, as Exhibit 99.2, which is incorporated herein by reference.

Incorporation by Reference

The Company hereby incorporates by reference the information contained herein, including Exhibits 99.1 and 99.2, except for the quotes of Dr. John Friend, Chief Executive Officer of the Company, and Dr. Sudha Rao, Chief Scientific Officer of the Company, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File Nos. 333-276091, 333-281937 and 333-294392).

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press Release dated August 27, 2026.
99.2	Investor Presentation dated August 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited.

	By:	/s/ John Friend
	Name:	John Friend
	Title:	Chief Executive Officer

Date: August 27, 2026

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